EXHIBIT 12

Mondelēz International, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars, except ratio)

	For the Three	For the Six
	Months Ended	Months Ended
	June 30, 2013	June 30, 2013

Earnings before income taxes	$630	$1,185

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(23)	(51)
Dividends from less than 50% owned affiliates	2	58
Fixed charges	272	597
Interest capitalized, net of amortization	—	—

Earnings available for fixed charges	$881	$1,789

Fixed charges:
Interest incurred:
Interest expense	$244	$541
Capitalized interest	—	—

	244	541
Portion of rent expense deemed to represent interest factor	28	56

Fixed charges	$272	$597

Ratio of earnings to fixed charges	3.2	3.0